Filed by American Campus Communities, Inc. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: GMH Communities Trust
Commission File No.: 001-32290
This filing relates to a proposed acquisition (the “Acquisition”) by American Campus Communities, Inc. (“ACC”) of GMH Communities Trust (“GMH”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 11, 2008 (the “Merger Agreement”), among GMH, GMH Communities, Inc., GMH Communities, LP, ACC, American Campus Communities Operating Partnership LP, a Maryland limited partnership, American Campus Communities Acquisition LLC and American Campus Communities Acquisition Limited Partnership LP.
The following is a script used on a conference call held on April 30, 2008 regarding ACC’s financial results for the quarter ended March 31, 2008:
CORPORATE PARTICIPANTS
Gina Cowart
American Campus Communities, Inc. — VP — IR
Bill Bayless
American Campus Communities, Inc. — CEO
Brian Nickel
American Campus Communities, Inc. — Senior Executive VP, CIO
Jon Graf
American Campus Communities, Inc. — EVP, CFO, Treasurer
CONFERENCE CALL PARTICIPANTS
Karin Ford
KeyBanc Capital Markets — Analyst
Joseph Dazio
J. P. Morgan Securities — Analyst
Craig Melcher
Citigroup Equity Research — Analyst
Christeen Kim
Deutsche Bank — North America — Analyst
Steve Swett
Keefe, Bruyette, & Woods — Analyst
Andy McCulloch
Green Street Advisors — Analyst
PRESENTATION

Operator
Good day, ladies and gentlemen, and welcome to the First Quarter 2008 American Campus Communities, Incorporated Earnings Conference Call. At this time, all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference.
(OPERATOR INSTRUCTIONS)

As a reminder this conference is being recorded for replay purposes. I will now turn your call over to Gina Cowart, Vice President of Investor Relations. Please proceed, ma’am.

Gina Cowart — American Campus Communities, Inc. — VP — IR
Thank you, J.B. Good morning, and thank you for joining The American Campus Communities First Quarter 2008 Conference Call. The press release has furnished a form 8-K to provide access to the widest possible audience. In the release, the Company has reconciled the non-GAAP financial measures to those directly comparable GAAP measures in accordance with Reg. G requirements.
If you do not have a copy of the release, it is available on the Company’s website at www.studenthousing.com in the Investor Relations section under Press Releases. Also posted on the Company website in the Investor Relations section under Supplemental Information, you will find a supplemental financial package. Additionally, we are hosting a live webcast for today’s call, which you can access on the website with the replay available for one month. Our supplemental analyst package and our webcast presentation are one and the same. Webcast slides may be advanced by you to facilitate following along.
Management will be making forward-looking statements today through references to the disclosure in the press release on the website, with the slides, as well as SEC filings. Management would like to inform you that certain statements made during this conference call, which are not historical facts, may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995.
Although the Company believes the expectations reflected in any forward-looking statement are based on reasonable assumptions, they are subject to economic risks and uncertainties. The Company can provide no assurance that its expectations will be achieved, and actual results may vary. Factors and risks that could cause actual results to differ materially from expectations are detailed in the press release and from time to time in the Company’s periodic filings with the SEC. The Company undertakes no obligation to advise or update any forward-looking statements to reflect events or circumstances after the date of this release.
Having said all that, I would now like to introduce the members of management with us today — Mr. Bill Bayless, Chief Executive Officer; Mr. Brian Nickel, Chief Investment Officer; and Mr. Jon Graf, Chief Financial Officer. And now I’ll turn the call over to Mr. Bayless for his opening remarks.

Bill Bayless — American Campus Communities, Inc. — CEO
Thank you, Gina. Good morning, and thank you all for joining us as we discuss our operating and financial results for the first quarter of 2008. In addition to Brian Nickel and Jon Graf, I also have Greg Dowell, our Chief Operating Officer, with us today.
With that, let’s begin. Our operational financial results met our internal expectations. If you turn to page five of our supplemental package, you’ll see that our first quarter NOI for our same store wholly-owned properties increased 6.3% over Q1 of ‘07. This increase was driven by a 3.9% increase in revenues, while operating expenses increased by just eight-tenths of 1%.
As you can see on pages seven and eight of our supplemental, occupancy at our same store wholly-owned properties as of 3/31 was 96.9% compared to 97% for the same period prior-year. Our total owned property portfolio was 95.5% occupied at the end of the first quarter.
If you’ll turn now to pages 9 through 11, we’ll review the leasing status for the upcoming ‘08/’09 academic year. With 17 to 18 weeks remaining prior to the commencement of fall classes at our subject universities, our leasing velocity continues at a vibrant pace. As of April 25, our same store wholly-owned properties are currently 87% applied for and 82% pre-leased compared to 89% and 84%, respectively, for the same period a year ago. And our 2007 acquisition properties were running significantly ahead of last year, as we’re currently 73% applied for and 67% leased compared to 58 and 57%, respectively, for the period one year ago.
Leasing is also well ahead of expectations at our owned development — at our own development projects opening in the fall of 2008. Vista del Sol, our first owned ACE project at ASU, is 100% pre-leased with a significant wait list. In addition, the Villas at Chestnut Ridge in Amherst, New York is 90% pre-leased. Our combined total owned portfolio is currently 87% applied for and 81% pre-leased for the upcoming 2008/2009 academic year.

Our current rental rate increase for the same store property grouping stands at 3.8% through the current lease-up. However, given softness in several markets, especially Athens, Georgia and Fresno, California, where we just recently lowered rents, we could see the final rental rate increase for the same store property grouping in the area of 3.6%.
Our rental rate increase for our 2007 acquisition properties remains at approximately 1%, with an opportunity for significant revenue growth coming in the form of increased occupancy. Overall, our total owned portfolio has a current rental rate increase of 3.5%, and at this time, we would expect the final rental rate increase for the total portfolio to range from between 3.2% to 3.5%.
Turning now to the GCT transaction, over the last several weeks, Greg Dowell, seven members of our operational staff, and I have had the opportunity to visit all of the GCT wholly-owned and joint venture assets. We toured each property, interviewed staff and residents, and toured competitive properties.
In sharing our initial impressions from those visits, we believe there is significant opportunity for significant improvement in virtually every aspect of operations. We do believe that this year’s term will require approximately $150 to $175 per bed to bring portfolio to our term standards and to fully impact resident retention and pricing power for the 2009 lease-up.
Beyond improved operational performance, we also believe there is a strategic opportunity to create additional significant NOI growth via the prudent investment of $30 million to $40 million in capital projects focused on changing the product position of many GCT assets.
The 2008/2009 academic year will be a transition period with vast improvement expected in the ‘09/’10 academic year. Bottom line, we’re more bullish than ever on the transaction, and we believe that our strategies and operating platform will be effective in creating significant value for our shareholders. With that, I’d now like to turn it over to Brian.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
Thanks, Bill. During the first quarter, we closed on the acquisition of two properties totaling $19.5 million and consisting of 689 beds. Sunnyside Commons, a 161 bed community serving students attending West Virginia University, was purchased for $8.1 million at a 6% going-in cap rate with 150 to 200 basis points of upside potential through redevelopment. From a timing perspective, we would not expect to implement our redevelopment plan until after fall 2009.
Pirates Place, a 528 bed community serving students attending East Carolina University, was purchased for $11.4 million at an initial nominal cap rate of 6.5%. Through approved operations and strategic marketing, we believe this transaction has the potential to increase to over an 8% nominal cap rate over the next two leasing cycles.
As you know, during the first quarter we entered into a definitive merger agreement to acquire GMH Communities’ student housing business for $1.4 billion, including outstanding debt totaling approximately $963 million. Commensurate with the closing of the merger, ACC will contribute 15 of GMH’s assets to a newly formed joint venture with Fidelity.
In addition, GMH has the right, but not the obligation, to sell ten identified disposition assets above a minimum agreed upon price prior to the closing of the merger. Assuming both of these transactions are completed, the net transaction value to ACC will be $1 billion, including wholly-owned property debt, and our 10% share of the debt on the joint venture properties totaling $606 million.
As part of the transaction, GMHs military housing business is being sold to Balfour Beatty. As detailed in the amended S-4 filed on April 23, Balfour Beatty has received the necessary Hart-Scott-Rodino (inaudible) approvals, and the closing of the sale of the military housing business is expected to occur very soon. In addition, ACC and GMH have received notice that the SEC has waived their right to review the S-4, and have now set a date of June 10th for the GMH shareholder approval meeting. Pending shareholder approval, we expect to close during the second week of June.
On the disposition front, we recently engaged Ryan Reid and his transaction team at CB Richard Ellis and are working with them to develop a disposition package that we expect to take to market later this year. The final disposition portfolio is targeted to be $150 million to $300 million, and will include a mix of GMH assets as well as several of our existing assets.

I’d now like to turn to page 13 of our supplemental to address our owned development activities. Construction on Vista del Sol, the 1866 bed owned on-campus ACE development at ASU, is 79% complete and on track to open for the 2008 fall term. Barrett Honors College, the $126.5 million, 1720 bed second phase at ASU, has a targeted completion of fall 2009, and is currently 12% complete.
Combined, these two phases represent $260 million of the planned $370 million three-phase student housing development where the Company will own on-campus housing through its ACE program. We are also pleased to report that Boise State University has selected American Campus to begin negotiations for the development of an ACE project.
This new development opportunity has the potential to yield over 2,000 beds of new, modern, well-amenitized student housing in multiple phases. ACC was awarded this project through a competitive qualifications process and will be working with Boise State to finalize scope and timing, with the earliest delivery being no sooner than Fall 2010.We are targeting development yields similar to ASU, and are excited about the opportunity to assist Boise State with meeting their growing housing demand, utilizing our balance sheet.
This award reflects the significant interest colleges and universities across the nation are expressing regarding our ACE program, which we believe can be directly attributed to the early success of Vista del Sol and the favorable opinion ASU has received from the rating agencies regarding our ACE developments.
For the owned off-campus development pipeline, construction on Villas at Chestnut Ridge, which will serve students attending SUNY-Buffalo, is currently 85% complete. The community is on track to open for occupancy in August 2008. We also continue to make progress on the entitlement process for our development project at Southern Illinois University in Carbondale. We have closed on the purchase of the land and are in position to commence construction in Q3.
I’d now like to turn to page 14 in the supplemental to address our third-party business. On the third-party development front, during the first quarter we commenced construction on The Highlands, our 796 bed third-party development at Edinboro University in Pennsylvania. Development fees are projected to be $2 million over the next 18 months.
For our UCI development, we are projecting the first of two additional phases to begin construction in late Q3 or Q4. Development fees for the first phase are projected at $7.9 million over a two-year construction timeline, with ongoing incremental management fees of approximately $830,000 commencing in fall 2010. We also recently announced that we were awarded a third-party development and management services contract for a new 550 bed community at Cleveland State University.
Turning to page 15 of the supplemental, you can see there was a significant amount of activity on our third-party management pipeline this quarter as well. Since the beginning of the year, we have added a total of six new potential projects, bringing the total third-party management pipeline to 11 new assignments. Commencement of these assignments range from 2008 to 2010, offering the potential for $2.8 million in recurring annual fees during the 2010/2011 academic year. With that, I’ll turn it over to Jon to discuss our financial results, capital structure, and outlook for the remainder of ‘08.

Jon Graf — American Campus Communities, Inc. — EVP, CFO, Treasurer
Thanks, Brian. For the first quarter of 2008, we reported total FFOM of $11.2 million, or $0.38 per fully diluted share, which was in line with internal expectations and consistent with our guidance projections. This compares to approximately break-even FFOM during the first quarter of 2007, which included a compensation charge of $9.6 million, or $0.38 per fully diluted share, related to the 2004 out-performance bonus plan put into place at the time of our IPO.
Revenues for our totals wholly-owned portfolio during the first quarter of 2008 increased 16.9% over the comparable 2007 quarter, while operating expenses increased 17.1%. As a result, the total wholly-owned portfolio realized NOI growth of 16.7% during the first quarter as compared to the same period in 2007.
Regarding our on-campus participating properties, the total FFOM contribution in the first quarter from the on-campus participating properties was $667,000 in 2008 versus $585,000 in 2007. As mentioned during the last earnings call, we are utilizing the same FFOM recognition methodology for our equity investment in the Hampton Roads Military Housing joint venture.
For GAAP purposes, this is accounted for as an unconsolidated joint venture in which our minority share of the loss during the first quarter was approximately $126,000. Management does not believe that our share of this income or loss from this project recognized for GAAP purposes accurately reflects our participation in the economics of the transaction, as we are not required to make any additional capital contributions in excess of our initial $1.6 million investment and our cash return is capped at 8% annually.
Therefore, in the calculation of FFOM each quarter, we will back out any income or loss recognized for GAAP purposes and will, instead, reflect cash distributions received. Third-party revenues were up $1.5 million for the quarter when compared to the prior year and were in line with internal expectations at $2.6 million. Management believes we are on track to achieve our third-party revenue guidance range of $12.5 million to $13.4 million for the year.
It should be noted that we expect the University of California Phase III and CUNY — Staten Island developments to be significant contributors to third-party development revenues commencing during the third quarter of 2008. Corporate G&A for the quarter was in line with internal expectations at $2.1 million and included $153,000 of expenses related to the GMH transaction. This is up slightly from the $1.7 million incurred in the first quarter of 2007, which excludes the impact of the previously mentioned out-performance bonus plan expense.
As of March 31st, 2008, our total market capitalization was approximately $1.3 billion, consisting of $799 million of equity market value, $512 million in total debt, excluding our on-campus participating properties. Variable rate debt represented approximately 21% of our total indebtedness at the end of the quarter. The Company’s outstanding debt is at a weighted average interest rate of 5.88% and has an average remaining term to maturity of 4.1 years. As of March 31st, 2008, the Company’s total debt to total market capitalization was 39.1%.
Our total interest expense for the quarter, excluding the on-campus participating properties, was $5.4 million compared to $4.9 million in the first quarter of 2007, a relatively small increase despite our significant growth. The Company’s interest coverage ratio for the last 12 months increased to 2.75 times compared to 2.44 one year ago. Interest expenses net of approximately $1.7 million in capitalized interest for the quarter related to owned projects and development. As of March 31st, we had recorded $140 million in construction and progress related to the ongoing owned development projects.
With regards to our capital structure, we were pleased to complete a successful equity offering earlier this month, issuing an additional 9.2 million shares at $28.75 per share, resulting in net proceeds of approximately $252 million. The net proceeds will be used to fund a portion of the cash consideration payable in the GMH transaction, to repay certain debt and to fund our current development pipeline.
The pro forma impact of this offering is March 31st, 2008. Assuming the repayment of our revolving credit facility increases our total market capitalization to $1.5 billion from $1.3 billion, it reduces our variable rate debt to 15% from approximately 21%, and it reduces the Company’s debt to total market capitalization to 31.2% from 39.1%.
Turning now to 2008 guidance, the financial results for the quarter were in line with internal expectations and consistent with our original guidance projections. We continue to expect to achieve our FFOM guidance range of $1.51 to $1.59 per fully diluted share, excluding any impacts related to the GMH transaction. For the balance of the year, the most significant factors that will impact our FFOM guidance are as follows.
Lease-up exposure. Our projected guidance assumption of $75.6 million in NOI, excluding the on-campus participating properties, is contingent upon the final results of our 2008/2009 lease-up. Interest rates. Given the exposure that our large development pipeline gives us to short-term interest rate fluctuations, we think that it is important to point out that increases or decreases in short-term interest rates could have positive or negative impact on our financial results.
Third-party service revenues. Our guidance projections assumed $12.5 million to $13.4 million in third-party service revenues, based on fees outlined and anticipated commencement dates scheduled on page 14 of the supplemental package. As previously mentioned, the University of California Phase III and CUNY — Staten Island developments are significant contributors to third-party development revenues, with anticipated commencement during the third quarter of 2008. With that, I’ll turn it back to Bill.

Bill Bayless — American Campus Communities, Inc. — CEO
Thank you, Jon. In closing, we’re very pleased with the continued success in every area of our business. Our core operations remain solid and continue to positively impact net asset value. We’ve established the creditability of our ACE program as the optimal alternative for universities seeking to meet their housing demand while preserving the credit capacity.

Our third-party business segment is poised to reach levels not seen before in our Company’s history. And with the pending GCT transaction, we’ve positioned the Company with the opportunity to create significant value for our shareholders.
Lastly, we’d like to thank all of you, our investors, for the overwhelming demand that we saw during our recent equity offering. You’ve enabled us to position the Company to fully execute our business plan and take American Campus to the next level. With that, we’ll open it up for q-and-a.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS). Your first question will be from the line of Karin Ford of KeyBanc Capital Markets. Please proceed.

Karin Ford — KeyBanc Capital Markets — Analyst
Hi, good morning, guys.

Bill Bayless — American Campus Communities, Inc. — CEO
Morning, Karin.

Karin Ford — KeyBanc Capital Markets — Analyst
Morning. A question for you on the rental rate increase for the ‘08/’09 school year. If — am I doing my math right that with 82% leased today at 3.8% increase that the balance you’re only expecting a 2.5% rental increase on?

Bill Bayless — American Campus Communities, Inc. — CEO
Yes, where we’re at right now, Karin, to take you through the math exactly, we’re currently at 3.8%. We have three assets that we had the lower rates at, and that was University Village at Fresno where we decreased rates just recently, 6.9%; at River Club in Athens, Georgia, where we came down to where the overall decrease there is still an increase of 0.3%, but lower than we had raised rents; and then River Walk, where we’re still a 1% rental rate increase, but again, lower.
So, those three properties are dragging down when you project those rental rates forward through the rest of the lease-up with the remaining of the rents holding constant. That would take us from 3.8% to 3.6%. Now, when you eliminate those three properties, the rest of the portfolio averages 4.1% rental rate increase with a range of 1.6% to 6.7%.

Karin Ford — KeyBanc Capital Markets — Analyst
Okay. Can you talk about what’s going on at Fresno? It seems like that’s the biggest issue.

Bill Bayless — American Campus Communities, Inc. — CEO
Yes, in this case it’s not really just a soft market, but as you all recall, we had a shooting at the property probably about 18 months ago, and unfortunately, the criminal trial associated with that shooting took place earlier in the year right in the height of our leasing season. And it just kicked up all the negative press associated with having a shooting in your property, and our leasing trend just stopped dead in the tracks.

And so that’s why we — and typically, while that has been a softer market over the last two to three years, our asset quality and location have enabled us to always overcome and perform in that positive NOI growth, but in this case it’s just needing that event to pass, that trial to be over and move by us.

Karin Ford — KeyBanc Capital Markets — Analyst
Okay, thanks. My next question is just on leasing at GCT. How is that progressing and what are expectations with regard to your underwriting?

Bill Bayless — American Campus Communities, Inc. — CEO
They are currently — and our underwriting, as you know, was based on historic. We did not budget for any improvement in terms of their leasing status and revenue and NOI growth. Right now, they are running about 4.5% to 5% behind. They’re at 59% — 59.2% versus 64%. And so we’re watching that closely, we’re working hand-in-hand with them. It’s not out of the realm of expectation of where we expect them to end up, though.

Karin Ford — KeyBanc Capital Markets — Analyst
Okay. What interest rate assumption — what short-term interest rate assumption do you have baked into your guidance, as you mentioned that’s a swing factor for you guys in ‘08?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
You’re talking about post GCT transaction?

Karin Ford — KeyBanc Capital Markets — Analyst
Yes.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
I don’t think we want to give that level of detail, but obviously interest rates have moved down since the time we announced the transaction, so it is helpful with the equity offering we should see significantly less impact from the interest rate — interest rate changes, though.

Karin Ford — KeyBanc Capital Markets — Analyst
Okay. And when do you expect to update guidance for GCT?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
We need to get through the lease-up, through August, September, get our arms around the portfolio and then we’ll probably be giving it on the first quarter call.

Karin Ford — KeyBanc Capital Markets — Analyst
Great. Thank you.

Bill Bayless — American Campus Communities, Inc. — CEO
Thank you, Karin.

Operator
Your next question will be from the line of Joseph Dazio of J. P. Morgan. Please proceed.

Joseph Dazio — J. P. Morgan Securities — Analyst
Hey, good morning, guys.

Bill Bayless — American Campus Communities, Inc. — CEO
Morning, Joe.

Joseph Dazio — J. P. Morgan Securities — Analyst
Two quick guidance questions to start off. Number one, following up again on the interest expense, is the number you gave last quarter, I think $27 million, still accurate? Because the — you mentioned short-term rates having an impact, but it already went down quite a bit, so I’m not sure what was baked into that $27 million.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
I think the way that we’ll answer that question is, is that guidance was without the GCT transaction and without the equity offering. And post equity offering, we think that the — basically, it has very little impact on our guidance. So, if you take into account cash on the balance sheet for the short period of time and what we would do with the cash, we think that the guidance is still good.

Joseph Dazio — J. P. Morgan Securities — Analyst
Okay.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
I’m assuming you’re trying to get to whether or not it’s accretive or dilutive, and it just obviously depends on that interest rate assumption and then the pricing in the offering. The way that we’re looking at it, midpoint’s $1.55 and we’re still comfortable with that, absent the GCT transaction.

Joseph Dazio — J. P. Morgan Securities — Analyst
Okay. So, basically rates are down, but the — with the equity deal it’s kind of a wash?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
Right.

Joseph Dazio — J. P. Morgan Securities — Analyst
Okay. Second question, have you seen any enrollment issues at some of your universities related to student loan problems at all. And historically when universities that you own assets at have missed their enrollment, how have your assets performed?

Bill Bayless — American Campus Communities, Inc. — CEO

You know, Joe, we have — we may have mentioned on the last call, Jamie Wilhelm, who is setting up our ACE program and was the FA for many of these VPs of finance for years, has reached out to VPs of finance in many of the markets that we’re in and we have been told that there are no impacts to enrollment.
The one thing I would say, stabilized or downturns in an enrollment are never the biggest risk to the Company. It seems to always be on the supply side and the barriers to entry. And so we’re more concerned when we look at various markets related to new supply coming in than any impacts of the student loan and enrollment.

Joseph Dazio — J. P. Morgan Securities — Analyst
Okay. And then two quick questions on development. The past few years, you guys have talked about the number of institutional investors in development looking at the space and ramping it up. Where are those guys now? Are they — are they still looking at the space, given the capital constrained environment?

Bill Bayless — American Campus Communities, Inc. — CEO
Absolutely. If any — and I think some of the analysts and some of the shareholders attended a RealShare Conference in Dallas about a month ago, and interest is still at a significant peak and there’s still a ton of institutional capital looking to get in. Again, the biggest constraint is qualified operators with whom to partner.

Joseph Dazio — J. P. Morgan Securities — Analyst
Okay. And then last question, in terms of development yields, are they being upped at the margin as you underwrite new deals?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
Right now, that hasn’t changed since our last call. We’re targeting that debt 7.25 to 7.50 as a going-in yield. Once again, we’re still seeing lots of developers coming in and bidding up on land pricing. So, we don’t think the environment’s has changed much over the last six months, despite the — but despite the credit crunch.

Joseph Dazio — J. P. Morgan Securities — Analyst
Okay. Thanks a lot, guys.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
Thank you, Joe.

Operator
Your next question will come from the line of Craig Melcher of Citi. Please proceed.

Craig Melcher — Citigroup Equity Research — Analyst
Hi, I’m here with Michael Bilerman as well.

Bill Bayless — American Campus Communities, Inc. — CEO

Hi, Craig and Michael, how are you guys today?

Craig Melcher — Citigroup Equity Research — Analyst
Pretty good. How much cash do you have on hand today post the deal and repayment of the line of credit I would assume?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
We took in $250 million in the transaction, so after the repayment of the revolver, about $220 million in cash.

Craig Melcher — Citigroup Equity Research — Analyst
Okay, and what rate do you assume you — or can you get on that cash today before the GMH deal closes?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
Two percent to 3%.

Craig Melcher — Citigroup Equity Research — Analyst
And in the guidance, does it assume some higher rate than that since the guidance doesn’t include GMH? So, I think if you’re only earning 2% or 3% on that cash, the full year [FFO] would be lower, but maybe you’re not assuming that the cash [earns at that rate]?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
I’ve got a couple — a couple things. In the guidance for the full year, remember, the guidance we’ve given is without GCT, so if you assume GCT didn’t close, then what we would probably end up doing is paying off some of the construction loans which we have that are out there. So, the incremental impact from that cash would not be 2% to 3%. And our interest rate assumption was a little bit higher, and so — but once again, with the cash coming in and the pricing on the offering, we basically believe that it’s — that it has no impact on the previous range of $1.51 to $1.59.
I’d just point out, though, we’re in — we’re moving quickly to closing, and GCT, the Balfour Beatty closing on that transaction, is eminent, so it’s kind of an irrelevant. We gave that as a guidepost to analysts who were out there, and then we’ll be updating guidance with GCT included when we give it on the first quarter call.

Craig Melcher — Citigroup Equity Research — Analyst
Okay. And on the asset sales you’re looking to market, how are you figuring out the types of assets you want to sell or is it — is this generally older assets or are they mixed newer assets or what’s the thought process?

Bill Bayless — American Campus Communities, Inc. — CEO
Craig, it is a very involved, in-depth process based not only on asset quality, but individual market analysis, barriers to entry, supply, things of that nature. Also, we look at strategic dispositions based on the number of beds we have in the market and where we think we may be a little overexposed with joint portfolios, things of that nature. So, very in-depth.

Craig Melcher — Citigroup Equity Research — Analyst
Do you think there’ll be more GMH assets in this or ACC assets?

Bill Bayless — American Campus Communities, Inc. — CEO
At this point in time, we’re in the full formulation of that and wouldn’t comment either way.

Craig Melcher — Citigroup Equity Research — Analyst
Okay. And the yield on the Boise State deal, if you could just remind us what the — what your expectations are there relative to — I know you said ASU, but with ASU?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
I’m going to caveat this statement, which we are very preliminary. We’ve just been selected through a competitive process and done some preliminary feasibility analysis and discussions with the University, but we believe the possibility of — we had a targeted 7.5% going-in yield on ASU, so that 7.25%, 7.5% we believe is possible in Boise.

Craig Melcher — Citigroup Equity Research — Analyst
What was the —

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
That’s going to — that — that’s the process that’s got to unfold and we’ve got to get in and go through the full development process with Boise State.

Craig Melcher — Citigroup Equity Research — Analyst
— when you’re looking at these sales at the end of the year, what sort of pricing are you thinking about relative to —

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
We can’t comment on that right now. There’s the possibility that we may think even if the cap rate’s not terribly attractive on an asset if we think the long-term growth profile is a negative, we may be willing to dispose of the asset because it would improve our going-forward growth profile. We also think that there’s going to be some assets in there that we think will get very attractive pricing. As far as where we end up on a blended cap rate, we’ll have to update you once we finalize that portfolio on what we expect.

Craig Melcher — Citigroup Equity Research — Analyst
— and what are you targeting as user proceeds?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
Targeting at this point, it’s going to depend on the timing. When we close the GCT transaction, we’ll look at using that cash. Some of those transactions on the GCT side are highly leveraged, so there wouldn’t be a lot of proceeds coming out of them. It would just be a reduction in debt. And then if we had cash on hand, we’d obviously first take that to pay down the revolver and then evaluate what the next best use of proceeds would be after that.

Craig Melcher — Citigroup Equity Research — Analyst
Would you be targeting JVs on these assets or these are really, would you say, non-core, you just want to get rid of them?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
We’re going to evaluate every and all option. We’ve engaged, as we said, Ryan Reid at CB, and they’ve got a tremendous amount of experience on not only selling, but structuring joint ventures as well as our experience that we recently had with Fidelity. So, we’re going to be looking at all of the available options.

Craig Melcher — Citigroup Equity Research — Analyst
Great. Thank you.

Bill Bayless — American Campus Communities, Inc. — CEO
Thank you all.

Operator
Your next question will be from the line of [Christeen Kim] of Deutsche Bank. Please proceed.

Christeen Kim — Deutsche Bank — North America — Analyst
Hey, good morning, guys.

Bill Bayless — American Campus Communities, Inc. — CEO
Hey, Christeen.

Christeen Kim — Deutsche Bank — North America — Analyst
In terms of leasing GCT, what do you think is causing them to be so behind last year? Is it the transaction? Are you seeing any turnover on the property level? Could you give a little bit more color on that front?

Bill Bayless — American Campus Communities, Inc. — CEO
You know, at the property level, we’re not seeing a lot of turnover since the transaction was announced. However, there are some vacant positions that are in place that we’re working with GCT to fill on an ongoing basis. The — and again, one of the things we have talked about frequently in these — the transaction calls related to GCT, is the functional upside in operations. And the leasing systems that we have in place and that we can bring the portfolio in ‘09, we think that we can have much more success in terms of the strategic development of property, marketing plans, product positioning, and implementation.
And so at this point, we are not concerned as it relates to a general change in market conditions in those markets, but rather it does revolve around pricing policies, marketing practices, and operational implementation.

Christeen Kim — Deutsche Bank — North America — Analyst
Okay, so the pace of leasing, then, I guess is — was somewhat within your expectations then or—

Bill Bayless — American Campus Communities, Inc. — CEO

Yes, and again, we did not expect to improve it at all. Being within a range of 5% of where they were is not something that we view as detrimental to the overall transaction.

Christeen Kim — Deutsche Bank — North America — Analyst
— Great. And, Bill, you mentioned some repositioning opportunities at some of the GMH assets. Could you give a little bit more color in terms of scope, maybe timing, and potential dollars invested?

Bill Bayless — American Campus Communities, Inc. — CEO
Sure. And one of the — if you all go back to the original GCT investor presentation, we had in there the case study on Raider’s Pass, which was the Royal property we bought in Lubbock, Texas where we spent about 6 to $700,000 in capital and had $1 million increase in revenue and NOI. And we commented at the time we thought those type of opportunities may run rampant through the GCT portfolio.
Well, after getting out there and seeing that there’s really an opportunity — I’ll give one example, furniture. In some cases, many of these assets are a little older. They were merchant developed and so the quality of furnishings that were put in were not geared toward long-term ownership. And where that property may be approaching ten years old with this original furniture, at times they have a very small amount of units, five to ten, where they brought in new furniture and they’re getting a $60 premium on that unit.
Well, in those cases, there’s an incredible opportunity to refurnish with new furniture, get that rental premium that’s already proven in the market, and have a very accretive IRR compared to our base assumptions going in.
Also, from an amenity perspective, you’ve got a lot of good assets that have very basic amenities where you have an okay fitness center, an okay computer center, an okay rec room where you can come in and do some conversions and expansions and have an immediate wow factor that takes you to a complete different pricing level as it relates to marketing and appeal.
And so we’re looking at those on an asset-by-asset basis and formulating those strategies. We’ve said that we would expect that to be $30 million to $40 million in potential. In the accretion/dilution numbers we gave, we had always anticipated we’d probably spend around $30 million. But we would be doing those based on the, what we believe, would be the impact of generating significant NOI above and beyond what operational improvements could be made that justified those investments.

Christeen Kim — Deutsche Bank — North America — Analyst
Great. And just lastly, on the management contracts, is there something with timing within the year as to when these are awarded as to why there are so many in Q1, or are you guys doing anything differently or are there just more opportunities?

Bill Bayless — American Campus Communities, Inc. — CEO
Something we have always said, Christeen, in that third-party business people beat down our door all the time and we still are very selective in terms of what transactions we take. And right now, though, when you look at the six that have been added and the names on that list, these are good, they’re university, university foundations. There are banks who we want a relationship with where we’re doing turnarounds on.
And so we’re not accepting everything that comes to us by any means, but rather these are good transaction, good deals and I think when we speak about the operational troubles that others are having in the sector, those failures are driving good properties with good owners that need quality management that are turning to ACC. And so we’re taking those on a select basis, on a strategic basis, and in no way want to overextend in that area to where it impacts our core operations or integration of GCT.

Christeen Kim — Deutsche Bank — North America — Analyst
Okay, thanks, guys.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
Thanks, Christeen.

Operator
Your next question will be from the line of Steve Swett of KBW. Please proceed.

Steve Swett — Keefe, Bruyette, & Woods — Analyst
Hey, thanks.

Bill Bayless — American Campus Communities, Inc. — CEO
How you doing, Steve?

Steve Swett — Keefe, Bruyette, & Woods — Analyst
Bill, let me just make sure that I’m clear and I understand these incremental opportunities that you’re referencing at GCT. When you guys laid out the upside potential from the GCT transaction, you referred to a certain amount of accretion. Are these — these are additional opportunities above and beyond what you had thought would — you could get from the operational improvements and efficiencies?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
Yes, they are. But remember, the only accretion/dilution numbers we’ve given today are the 10 to $0.20 in —

Steve Swett — Keefe, Bruyette, & Woods — Analyst
Right.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
— 2009.

Steve Swett — Keefe, Bruyette, & Woods — Analyst
Right.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
And we’ve said we’ve assumed basically no upside moving into the ‘08/’09 academic year.

Steve Swett — Keefe, Bruyette, & Woods — Analyst
Right.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO

So, these are obviously above and beyond that. The big thing that we — that we see is the real opportunity to drive long-term NOI growth that we believe could be in excess of our existing portfolio, and so the obvious return on that would be significant.

Steve Swett — Keefe, Bruyette, & Woods — Analyst
Okay. And then just a follow-up question on the leasing status for ‘08 and ‘09. You referenced the three properties where you’ve changed the pricing. It just — it seems to me, looking at the number of properties that you have that are running behind last year, that there are several other properties that are struggling a little bit. Is this related to your comments in the past about maybe pushing rent a little bit and being willing to take a little bit slower lease-up at some of these other places or is it just a, I don’t know, just a random thing?

Bill Bayless — American Campus Communities, Inc. — CEO
No. And actually our comment on supply, and if you look at — let’s look at the two in our report that are really, when you look at it, you say, oh, my God, look how far behind they are, and that would be The Estates in Gainesville, Florida at the University of Florida.

Steve Swett — Keefe, Bruyette, & Woods — Analyst
Yes.

Bill Bayless — American Campus Communities, Inc. — CEO
In that case, you’ve got nearly 2,000 beds of development coming into the market, and so velocity has slowed. However, when you look at our performance there, we have two assets that are already 100% leased in that market. One had a rental rate increase of 6.7%, the other 4.8.
The Estates, which is currently running about 200 beds behind, we have a rental rate increase of 3.7%. We have held that. We have no concerns about lowing it. We’re tracking at 23 leases a week. We need 10 a week to fill, and so it’s merely the absorption coming — it’s been slowed down by those new entries into the market, but there we have no concerns.
When you look at the — at the other large one, the Village at Sweethome, there we have a 4.4% rental rate increase. We caused the absorption velocity slowdown with the bringing online of our Village at Chestnut Ridge product where a lot of our, what would have been retention at Sweethome, our existing students there got the first crack at leasing at the newer product.
And so there, when you look at our 4.4% rental rate increase, right now we are closing 55% of the tours through the door. So, we have no pricing issues there. We’re just focused on making sure we continue the marketing effort throughout the year to drive velocity. We’re averaging 21 apps a week there where you need 20 to fill. And so in both cases it’s not an issue so much of demand, but as velocity of absorption driven by new supply.

Steve Swett — Keefe, Bruyette, & Woods — Analyst
All right. That’s very helpful, thanks.

Operator
(OPERATOR INSTRUCTIONS). Your next question will be from the line of Karin Ford with KeyBanc Capital Markets. Please proceed.

Karin Ford — KeyBanc Capital Markets — Analyst
Hi, just a couple quick follow-ups. Do you expect any additional merger costs in G&A from GCT?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO

Above and beyond what we talked about previously?

Karin Ford — KeyBanc Capital Markets — Analyst
Yes.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
No, nothing beyond what we’ve talked about previously. We think the transaction costs, like this quarter, could be significant moving through the end of the year just because some of them — some of them go up against equity, but the rest are going to get expensed through the P&L. That should stop moving into 2009. As far as merger costs, if you’re referring to G&A or incremental G&A, we’re still comfortable with our assumptions.

Karin Ford — KeyBanc Capital Markets — Analyst
But, like, the $153,000 that you guys booked this quarter, did you give us guidance as to what that could be additionally in 2Q?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
No, no. And we’re not able to do that. That’s part of the reason why we — why we’re not giving additional update on guidance. There’s just a lot of things happening as we move through the end of the year. So, we’ll just have to see how that shakes out. But right now—

Karin Ford — KeyBanc Capital Markets — Analyst
But we —

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
— as far as total transaction costs and where we’re heading, we’re in line with what we originally thought.

Karin Ford — KeyBanc Capital Markets — Analyst
— but we should — we should expect that you guys are going to incur more expenses like that 153 this quarter?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
Yes, yes. They — we would expect that they would be incurred through the remainder of the year.

Karin Ford — KeyBanc Capital Markets — Analyst
Okay. And just finally, the status of the GCT asset sales, can you tell us where that stands?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
Right now, they are — they have made significant progress. It’s still possible that all ten of the disposition assets could sell. If we were going to end up with any of them, it would be a very low basis and a small amount in terms of what it looks like right now. I don’t want to comment as to the probability on it just because we won’t know here for another two or three weeks.

Karin Ford — KeyBanc Capital Markets — Analyst
Is it an all or nothing, Bill?

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
No, it’s not. They’ve got — they’re working individual contracts and individual transactions on each one of them, and they’re all still in a position to be able to sell. Some of them are going to be closing very soon, so we should start to see that. And then obviously if we end up with them — or end up with any of those contracts, then we would look to immediately turn those.

Karin Ford — KeyBanc Capital Markets — Analyst
Okay.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
So —

Karin Ford — KeyBanc Capital Markets — Analyst
Thank you.

Operator
Your next question will be from the line of Andy McCulloch of Green Street Capital. Please proceed.

Andy McCulloch — Green Street Advisors — Analyst
Hey, guys. Sorry if I missed this. Did you give the rental rate increases for the GMH assets?

Bill Bayless — American Campus Communities, Inc. — CEO
No, we did not, Andy. Right now they’re running about, as we talked about from the occupancy perspective, 4.5% to 5% behind their lease-up. Rental rates for the most part remain consistent; although, we have not have a — we do not have an audited average to convey to you.

Andy McCulloch — Green Street Advisors — Analyst
Okay, just one more question. On that Carbondale development, has the — the shovel gone in the ground on that yet?

Bill Bayless — American Campus Communities, Inc. — CEO
Has not. We have all the necessary approvals. We’ve broke ground on the land and we’re in the final GC pricing exercise right now.

Brian Nickel — American Campus Communities, Inc. — Senior Executive VP, CIO
Clarification. We’ve closed on the land, we’ve not broken ground on the land.

Andy McCulloch — Green Street Advisors — Analyst

Okay, great. That’s all for me, thanks.

Operator
And there are no more questions at this time. I will turn the call back over to Bill Bayless for closing remarks.

Bill Bayless — American Campus Communities, Inc. — CEO
With that, we’d like to thank all of you for joining us today, and we look forward to talking with you in the next quarter to let you know how things are progressing with the GCT transaction and our final lease-up. Thank you very much.

Operator
Thank you for your participation in today’s conference. This concludes our presentation and you may now disconnect. Have a great day.
Additional Information about the Merger and Where to Find It
This transcript does not constitute an offer of any securities for sale. In connection with the merger, American Campus Communities, Inc. (“ACC”) has filed with the SEC a registration statement on Form S-4, which includes a proxy statement/prospectus of GMH Communities Trust (“GMH”) and ACC and other relevant materials in connection with the proposed transactions. The proxy statement/prospectus was mailed to GMH shareholders starting on April 30, 3008. Investors and security holders of ACC and GMH are urged to read the proxy statement/prospectus and the other relevant material when they become available because they will contain important information about ACC, GMH and the proposed transactions. The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed by ACC or GMH with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the SEC by ACC by directing a written request to American Campus Communities, Inc., 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746 Attention: Investor Relations. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by GMH Communities by directing a written request to GMH Communities Trust, 10 Campus Boulevard, Newtown Square, Pennsylvania 19073, Attention: Investor Relations. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.
ACC, GMH and their respective executive officers, directors and trustees may be deemed to be participants in the solicitation of proxies from the security holders of GMH in connection with the merger. Information about those executive officers and directors of ACC and their ownership of ACC common stock is set forth in the proxy statement for ACC’s 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Information about the executive officers and trustees of GMH and their ownership of GMH common shares is set forth in the Annual Report on Form 10K/A of GMH, which was filed with the SEC on April 29, 2008. Investors and security holders may obtain additional information regarding the direct and indirect interests of ACC, GMH and their respective executive officers, directors and trustees in the merger by reading the proxy statement and prospectus regarding the merger when they become available.